SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: June 14, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS’S BOARD OF DIRECTORS ADOPTS DIVIDEND POLICY

Hsinchu, Taiwan, June 14, 2012 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced its Board of Directors has adopted a dividend policy. The dividend policy is the first in the Company’s history. Certain actions required to declare dividends under the policy will be submitted for approval by our shareholders at the Company’s Annual General Meeting (“AGM”) in August 2012.

The dividend policy would permit the Company to distribute an annual dividend to shareholders from retained earnings equal to 0.8% to 1.2% of the Company’s book value (approximately US$0.10 to US$0.15 per share at April 30, 2012). Declaring dividends under the policy is subject to the Company’s assessment of its operating plans and market conditions at that time, and its ability to maintain compliance with all applicable regulatory and financial criteria, including passing a solvency and asset test, as required by the Companies Act 1981 of Bermuda (as amended).

The Company presently passes the solvency and asset test. It expects to have adequate retained earnings to declare the first dividend under the new policy in the fourth quarter of 2012.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This is another milestone event for ChipMOS in the evolution of the Company as a long-term leader. The dividend policy directly reflects our Board and management’s expectation that ChipMOS’s financial resources will support cash distributions to our shareholders, furthering our commitment to good governance and to building value for our shareholders.”

This press release, to be filed on Form 6-K, will be hereby incorporated by reference into the registration statements on Form F-3 of ChipMOS TECHNOLOGIES (Bermuda) LTD. (File Nos. 333-181367) and will be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.